// REENERGIZE EXXON

The energy industry and the world are changing.

To protect and enhance value for shareholders, we believe ExxonMobil must change as well.



// THE CASE FOR CHANGE + THE PATH FORWARD

ExxonMobil's iconic status is being chipped away in the face of diminished returns, high debt levels, and questions about its ability to maintain its dividend.

We believe repositioning ExxonMobil for long-term value creation will require an understanding of the trends shaping the future of energy and the opportunities they create, yet none of the independent Board members have any other energy industry experience.

The time for change at ExxonMobil has come.

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The Case for Change

No public company in the history of oil and gas has been more influential than ExxonMobil (NYSE: XOM), and yet the Company has failed to evolve with the industry's transition, **resulting in significant underperformance to the detriment of shareholders.**

 ExxonMobil has **underperformed the S&P 500 and each of its proxy statement peers** (BP, Chevron, Shell and Total) for the **last 3-, 5- and 10-year periods, both before and after the COVID-19 crisis.**¹

 ExxonMobil has **underperformed the S&P 500 and each of its proxy statement peers** (BP, Chevron, Shell and Total) for the **last 3-, 5- and 10-year periods, both before and after the COVID-19 crisis.**[i]

 ExxonMobil's **Return on Capital Employed (ROCE) for Upstream projects has fallen from an average of 35% from 2001-10 to ~6% in recent years**, even during higher oil and gas prices.[ii]

 ExxonMobil has the **highest debt level in its history,** the **worst net debt to cash from operations** ratio among the Oil Majors, and has had its **debt downgraded twice by S&P** since 2016 (and is on negative watch).[iii]

We believe this underperformance is the result of fundamental issues at ExxonMobil.

The Company has failed to:

1. Properly allocate capital.
2. Develop a long-term strategic plan to enhance and protect value in the face of rapid industry change.
3. Sufficiently align management compensation with value creation for shareholders.
4. Install directors with the relevant energy industry skills and experience required to protect and enhance long-term shareholder value.

---

[i] Bloomberg. Current returns are for the 3-, 5- and 10-year periods ending November 30, 2020. Pre-COVID-19 returns are calculated for the periods ending February 19, 2020. ExxonMobil's proxy peers named in its 2020 Proxy Statement dated April 9, 2020 are BP, Chevron, Shell, and Total.
[ii] ExxonMobil public filings.
[iii] JP Morgan estimates; ExxonMobil public filings. "Oil Majors" as used herein refers to BP, Chevron, Eni, Equinor, ExxonMobil, Shell, and Total.

The Path Forward

We believe that for ExxonMobil to avoid the fate of other once-iconic American companies, **it must better position itself for long-term, sustainable value creation by:**

- **Refreshing the Board with highly qualified, independent directors** who have track records of success in energy and can help the Board, which has no independent directors with any outside energy experience, position ExxonMobil to successfully evolve with changing industry dynamics.

- **Imposing greater long-term capital allocation discipline** by applying more stringent approval criteria for new capital expenditures including lower required break-even oil and gas prices.

- **Implementing a strategic plan for sustainable value creation in a changing world** by fully exploring growth areas, including more significant investment in clean energy, to help the Company profitably diversify and ensure it can commit to emission reduction targets, as well as optimization of commercial operations, all with the benefit of a Board better qualified to consider such opportunities.

- **Overhauling management compensation** to better align incentives with shareholder value creation.

While ExxonMobil may disagree with us, we believe given the Company's long-running underperformance, it is time for shareholders to have their say.

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REENERGIZE
EXXON //

Resource Materials



Letter:
Engine No. 1 Letter to the ExxonMobil Board



Press Release:
Engine No. 1 to Nominate Four Highly Qualified, Independent Director Candidates to ExxonMobil Board

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Materials





DECEMBER 7, 2020

Letter: Engine No. 1 Letter to the ExxonMobil Board

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DECEMBER 7, 2020

Press Release: Engine No. 1 to Nominate Four Highly Qualified, Independent Director Candidates to ExxonMobil Board

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Board Candidates

Gregory J. Goff

Former Chief Executive Officer of Andeavor

Mr. Goff has a long track record of success in the energy industry. Mr. Goff served as the CEO of Andeavor, a leading petroleum refining and marketing company formerly known as Tesoro, for eight years ending in 2018. During his tenure, Andeavor generated total returns of 1,224%, versus 55% for the U.S. energy sector. He was named one of the "Best-Performing CEOs in the World" by Harvard Business Review in 2018. Prior to Andeavor, he spent almost 30 years with ConocoPhillips in various leadership positions in Exploration and Production, Downstream, and Commercial operations.

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Kaisa Hietala

Former Executive Vice President of Renewable Products at Neste

Ms. Hietala is an experienced leader in strategic transformation in the energy sector who began her career in upstream oil and gas exploration and crude oil trading. She served as the EVP of Renewable Products at Neste, a petroleum refining and marketing company, for five years ending in 2019. During her tenure, the Renewable Products segment's revenues grew by 1.6x and operating profits grew by 4x. She played a central role in the strategic transformation of Neste into the world's largest and most profitable producer of renewable diesel and jet fuel, which was named by Harvard Business Review as one of the "Top 20 Business Transformations of the Last Decade" in 2019.

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Alexander Karsner

Senior Strategist at X (formerly Google X)

Mr. Karsner is a leading corporate innovation strategist and accomplished energy entrepreneur and policymaker with more than three decades of global conventional and renewable energy experience. He is Senior Strategist at X (formerly Google X), the innovation lab of Alphabet Inc. He began his career developing and financing large scale energy infrastructure. As a private equity investor, venture partner, and advisor, his portfolios have included some of the most successful cleantech startups of the past decade. He previously served as U.S. Assistant Secretary of Energy, responsible for multi-billion dollar federal R&D programs. He is a Precourt Energy Scholar at Stanford University's School of Civil and Environmental Engineering.

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Anders Runevad

Former Chief Executive Officer of Vestas Wind Systems

Mr. Runevad is a successful business leader with global energy experience. Mr. Runevad served as the CEO of Vestas Wind Systems, a wind turbine manufacturing, installation, and servicing company with more installed wind power worldwide than any other manufacturer, for six years ending in 2019, and is credited with turning around the company. During his tenure, Vestas stock returned a total of 480%, significantly outperforming the global energy and industrials sectors. He was included in Fortune's "Businessperson of the Year" list in 2016.

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// REENERGIZE EXXON

Board Candidates

Gregory J. Goff

Former Chief Executive Officer of Andeavor

- ~40-year track record of success in the energy industry
- As CEO of Andeavor, spearheaded a financial transformation resulting in the company generating a total return of over 1,200% under his leadership
- Served in various leadership positions at ConocoPhillips over nearly 30 years
- Named one of the "Best-Performing CEOs in the World" by Harvard Business Review in 2018

Mr. Goff was Executive Vice Chairman of Marathon Petroleum Corporation, an integrated downstream energy company, until his retirement in 2019. He joined Marathon Petroleum in 2018 following its acquisition of Andeavor. Previously, he served as President and Chief Executive Officer (2010-2018) of Andeavor, a leading petroleum refining and marketing company formerly known as Tesoro Corp., and as its Chairman (2014-2018).

Under his leadership, Andeavor generated total returns of over 1,200%, significantly outperforming the U.S. Energy sector's total return of 55%. In 2018, Harvard Business Review named Mr. Goff one of the "Best-Performing CEOs in the World." Prior to joining Andeavor, Mr. Goff had an almost 30-year career with ConocoPhillips, during which time he held various leadership positions in Exploration and Production, and Downstream, and most recently served as Senior Vice President of Commercial businesses from 2008 to 2010.

He serves on the Board of Enbridge Inc. (NYSE: ENB), a Canadian energy infrastructure company, and Avient (formerly PolyOne Corporation), a U.S. polymer company. He is also the Founder of the Goff Strategic Leadership Center at the University of Utah David Eccles School of Business.

Mr. Goff holds a BS and an MBA from the University of Utah.

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// REENERGIZE EXXON

Board Candidates

Kaisa Hietala

Former Executive Vice President of Renewable Products at Neste

- Proven strategic transformation ability as a leader in the renewable fuel sector
- ~20 years of strategic and operational experience in the downstream oil industry
- As Executive Vice President, Renewable Products at Neste, the segment's revenues grew 1.6x and operating profits increased 4x, and the company's transformation was named by Harvard Business Review as one of the "Top 20 Business Transformations of the Last Decade" in 2019

Ms. Hietala is an experienced leader in strategic transformation in the energy sector who began her career in upstream oil and gas exploration and crude oil trading. Ms. Hietala served as the EVP of Renewable Products at Neste, a petroleum refining and marketing company, for five years ending in 2019. During her tenure, the Renewable Products segment's revenues grew by 1.6x and operating profits grew by 4x. She played a central role in the strategic transformation of Neste into the world's largest and most profitable producer of renewable diesel and jet fuel, which was named by Harvard Business Review as one of the "Top 20 Business Transformations of the Last Decade" in 2019.

Currently, she is a Partner and co-owner of GAIA Consulting, a sustainable business consultancy focused on helping companies turn climate challenges into profitable business opportunities. Ms. Hietala also currently serves on the Boards of Kemira Oy, a Finnish specialty chemicals company, and Smurfit Kappa Group, an Irish corrugated packaging company. She is also Chairman of the Board at Tracegrow, a private Finnish sustainable fertilizers company. She is a member of Sustainability Supervisory Board of Aalto University, Finland and a member of the Supervisory Board of Oulu University.

Ms. Hietala holds an MS from University of Oulu, Finland, and an MPhil from the University of Cambridge, UK.

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Board Candidates

Alexander Karsner

Senior Strategist at X (formerly Google X)

- Energy industry veteran and entrepreneurial leader experienced in corporate development, growth, and governance.
- Senior Strategist at X (innovation lab of Alphabet Inc.).
- Former Assistant Secretary of Energy for Efficiency and Renewable Energy at the U.S. Department of Energy.

Mr. Karsner is a leading corporate innovation strategist and accomplished energy entrepreneur, policymaker, regulator and diplomat with more than three decades of global conventional and renewable energy experience, spanning every natural resource. He is Senior Strategist at X (formerly Google X), the innovation lab of Alphabet Inc., where he is part of the executive leadership team, shaping strategy for technology, policy, and commercialization at the nexus of natural resources and AI, machine learning, geospatial engineering, and high performance computing.

He began his career developing large scale energy infrastructure and has led or contributed to project development, management and finance enabling significant value creation on six continents. As a private equity investor, venture partner and advisor, his portfolios have included some of the most successful clean tech startups of the past decade, including Nest (AI), Tesla (mobility), Recurrent (solar), Codexis (biotech) and Carbon (3D printing).

From 2005 to 2008, he served as US Assistant Secretary of Energy, responsible for multi-billion dollar federal R&D programs and National Laboratories. In this role, he was on point to assemble significant bipartisan coalitions to implement or enact the Energy Policy Act (2005), the Energy Independence and Security Act (2007), and the America Competes Act (2008), all of which remain foundational to the framework of federal energy policy and regulation today.

Mr. Karsner exercised a discrete diplomatic and security role as a principal representative of the United States in the negotiations on the UN Framework Convention on Climate Change and other bilateral energy and environmental technology accords.

From 2016 to 2019, Mr. Karsner served as Managing Partner of Emerson Collective, an investment platform funding non-profit, philanthropic and for-profit portfolios advancing education, health, immigration, the environment, and other initiatives. Along with Emerson's Founder and Principal, Laurene Powell Jobs, Mr. Karsner co-founded Emerson Elemental (since spun out as Elemental Labs) with a deep focus on market-based solutions and technologies addressing conservation and climate change.

Mr. Karsner is Executive Chairman of Manifest Energy, an energy technology development and investment firm he founded in 2008. Earlier in his career, from 1999 to 2006, Mr. Karsner was Founder and Managing Director of Enercorp, a private company involved in international project development, management, and financing of clean and sustainable energy infrastructure. Enercorp was international agent and partner to Vestas and a pioneer in large scale wind power plant design and development. He has also worked with Tondu Energy Systems of Texas, Wartsila Power Development of Finland, and other multi-national energy firms and developers managing a wide array of conventional and renewable sources of energy.

Mr. Karsner has served on the Board of Applied Materials (NASDAQ:AMAT), a leading semiconductor equipment company, since 2008. He has also served as a director of numerous privately held companies and non-profit organizations, including Conservation International. He is a Precourt Energy Scholar at Stanford University's School of Civil and Environmental Engineering and serves on the Schultz-Stephenson Energy Task Force at the Hoover Institution, and has been an Associate at Harvard's Kennedy School addressing the geopolitics of energy technology. He serves on the Advisory Boards of MIT Medialab and the Polsky Center for Entrepreneurship at the University of Chicago's Booth School of Business. He is a Henry Crown Fellow of the Aspen Institute, a Life Member of the Council on Foreign Relations, and member of the Trilateral Commission. He was formerly a member of the National Petroleum Council, and boards of the Gas Technology Institute and University of Chicago's Argonne National Lab.

Mr. Karsner holds a BA with honors from Rice University and an MA from Hong Kong University.

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REENERGIZE EXXON //

Anders Runevad

Former Chief Executive Officer of Vestas Wind Systems

- As CEO of Vestas Wind Systems, transformed company into a global leader in offshore wind, generating a total return of 480%
- Significant experience in clean energy & wind power generation, and a signatory of the United Nations Paris Climate Agreement
- Named one of Fortune's "Businesspeople of the Year in 2016"

Mr. Runevad served as the Chief Executive Officer of Vestas Wind Systems, a wind turbine manufacturing, installation, and servicing company with more installed wind power worldwide than any other manufacturer, for six years ending in 2019, and is credited with turning around the company. During his tenure, Vestas stock returned a total of 480%, significantly outperforming the global energy and industrials sectors. He was included in Fortune's "Businessperson of the Year" list in 2016.

Prior to joining Vestas, Mr. Runevad spent 28 years at Ericsson Group, the Swedish telecommunications company, during which time he held various leadership positions, most recently as President of West & Central Europe (2010-13), and a member of Ericsson's Global Executive Team. Mr. Runevad's other roles and responsibilities included: Director of the Board and Executive Vice President, Sony Ericsson (2006-2010), President, Ericsson Brazil (2004-2006), Vice President, Sales and Marketing, Business Unit Network, Ericsson AB (2000-2004), and President, Ericsson Singapore (1996-2000).

He is currently a member of the boards of Vestas, as well as Nilfisk Holding (CPH: NLFSK), a cleaning equipment producer and supplier, and Schneider Electric SE, a multinational energy and software company.

Mr. Runevad holds an MSc in Electrical Engineering and MBA studies from University of Lund in Sweden.

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// REENERGIZE EXXON

FAQs

Who is Engine No. 1?   ⌄

What is Reenergize Exxon?   ⌄

What is causing ExxonMobil to underperform and fail shareholders?   ⌄

What Would Engine No. 1's Board candidates bring to the ExxonMobil Board?   ⌄

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FAQs

Who is Engine No. 1?   ︿

Engine No. 1 is a new investment firm that seeks to enhance and protect long-term value through active ownership. We believe that to effect change, we must actively engage.

Over many months, we have conducted an in-depth analysis, including discussions with industry operators, analysts, and investors, and engaged a leading industry consultant to analyze ExxonMobil's assets and operations.

Our analysis has shown that the time has come to reenergize ExxonMobil.

What is Reenergize Exxon?   ﹀

What is causing ExxonMobil to underperform and fail shareholders?   ﹀

What Would Engine No. 1's Board candidates bring to the ExxonMobil Board?   ﹀

// REENERGIZE EXXON

FAQs

Who is Engine No. 1?   ⌄

What is Reenergize Exxon?   ⌃

Reenergize Exxon is a campaign led by Engine No. 1 to position ExxonMobil for long-term, sustainable value creation.

We believe repositioning ExxonMobil to achieve this goal will require an understanding of the trends shaping the future of energy and the opportunities they create, yet none of ExxonMobil's current independent Board members have any other energy industry experience.

To ensure ExxonMobil avoids the fate of other once-iconic American companies, and to protect and enhance shareholder value, we believe the Company must:

- **Refresh the Board with highly qualified, independent directors** who have track records of success in energy and can help the Board position ExxonMobil to successfully evolve with changing industry dynamics.
- **Impose greater long-term capital allocation discipline** by applying more stringent approval criteria for new capital expenditures including lower required break-even oil and gas prices.
- **Implement a strategic plan for sustainable value creation in a changing world** by fully exploring growth areas including more significant investment in clean energy, to help the Company profitably diversify and ensure it can commit to emission reduction targets, all with the benefit of a board better qualified to consider such opportunities.
- **Overhaul management compensation** to better align incentives with shareholder value creation.

What is causing ExxonMobil to underperform and fail shareholders?   ⌄

What Would Engine No. 1's Board candidates bring to the ExxonMobil Board?   ⌄

// REENERGIZE EXXON

FAQs

Who is Engine No. 1?

What is Reenergize Exxon?

What is causing ExxonMobil to underperform and fail shareholders?

Poor Long-Term Capital Allocation Strategy – ExxonMobil maintains a long-term strategy of aggressive spending despite declining returns. This undisciplined spending delivers suboptimal returns, eats away at ExxonMobil's book value, and makes investors doubt the Company and its ability to pay dividends. ExxonMobil has not successfully adapted to changing industry dynamics, including higher production costs and growing long-term demand uncertainty.

Lack of a Long-Term Plan to Enhance and Protect Value – While any decision to diversify must be carefully considered, the question of how best to position ExxonMobil for the long-term merits a comprehensive approach by a board with the knowledge base to do so. We are not suggesting that ExxonMobil can or should diversify overnight. However, given the Company's size, global influence, expertise in complex energy projects, and world-renowned engineers and scientists, the possibility of long-term repositioning demands full consideration by directors with the relevant experience to do so. While the Company has publicly and regrettably dismissed carbon emission reduction targets as a "beauty competition," such targets have more than cosmetic value to investors. Decreasing price/book multiples, increasing dividend yields, and increasing costs of capital all show that the market ascribes a declining terminal value to ExxonMobil and its peers because the market believes these companies are poorly positioned for an energy transition. Companies like ExxonMobil that have few cards to play in the event of a material long-term energy demand shift – and that indicate they have no intention of changing this outlying position – are unlikely to be highly valued by the market.

Failure to Align Management Compensation with Value Creation for Shareholders — Unlike many of its peers, ExxonMobil does not disclose the weightings it assigns to various performance metrics or specific targets that management must meet to achieve them. It has also not disclosed cost or balance sheet-focused metrics used to measure management performance, creating a lack of accountability for project cost overruns, higher production costs, or balance sheet deterioration.

What Would Engine No. 1's Board candidates bring to the ExxonMobil Board?

// REENERGIZE EXXON

FAQs

Who is Engine No. 1?

What is Reenergize Exxon?

What is causing ExxonMobil to underperform and fail shareholders?

What Would Engine No. 1's Board candidates bring to the ExxonMobil Board?

ExxonMobil currently has no independent directors with any other energy industry experience. The four highly qualified, independent individuals we have identified can bring to the ExxonMobil Board much-needed experience in value-creating, transformational change in the energy sector.

Together this group has a diverse set of experiences in successful, global energy operations and decades of leading value-creating transformations in the industry. We believe that collectively they can help the Board unlock sustainable, long-term shareholder value by addressing the fundamental issues facing the Company.

We have reviewed the qualifications of these individuals with the second largest pension fund in the U.S., the California State Teachers' Retirement System ("CalSTRS"), which owns over $300 million in value of the Company's stock. CalSTRS has informed us that, based upon the qualifications of such individuals, it intends to support them if nominated for election to the Board, and we believe that other long-term oriented investors will share this view.

// REENERGIZE EXXON

Who Is Engine No. 1?



Engine No. 1 is an investment firm purpose-built to create long-term value by driving positive impact through active ownership.

Engine No. 1 has an executive team with decades of experience investing in, creating, building, and operating businesses.

The firm was founded on the shared belief that a company's ability to create long-term shareholder value depends on the investments it makes in jobs, workers, communities, and the environment.

For more information, please visit: www.Engine1.com.

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Contact

Media Contact

Gasthalter & Co.
Jonathan Gasthalter/Amanda Klein
212-257-4170
Engine1@gasthalter.com

Investor Contact

Innisfree M&A Incorporated
Scott Winter / Gabrielle Wolf
212-750-5833

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